Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Six Months Ended June 30, 2011 (Unaudited)	Years Ended December 31,
		2010	2009	2008	2007	2006
Earnings
Income before income taxes	$862	$769	$552	$494	$759	$799
Interest expense	100	233	241	220	266	303
Portion of rents representative of the interest factor	76	140	132	145	162	162

	$1,038	$1,142	$925	$859	$1,187	$1,264

Fixed Charges
Interest expense	$100	$233	$241	$220	$266	$303
Portion of rents representative of the interest factor	76	140	132	145	162	162

	$176	$373	$373	$365	$428	$465

Ratio of Earnings to Fixed Charges	5.9	3.1	2.5	2.4	2.8	2.7